Exhibit 99.1

COL and NASDAQ-Listed BeLive Holdings Unveil World’s First “Microdrama in a Box” in Headline Hong Kong FILMART 2026 Launch

Hong Kong / Singapore – March 2026 – COL Group has partnered with US-listed BeLive Holdings to launch the world’s first fully integrated “Microdrama in a Box” solution at Hong Kong International Film & TV Market (FILMART 2026). The offering combines enterprise-grade SaaS infrastructure with access to the largest curated microdrama catalogue globally, positioning the partnership as one of the event’s defining commercial announcements.

The partnership brings together Yeon Studios, BeLive’s enterprise microdrama delivery platform, and COL’s extensive premium microdrama IP pipeline to create a seamless, end-to-end solution for companies looking to enter or scale within the rapidly accelerating microdrama economy. For the first time, technology and content are bundled as a unified commercial offering, enabling regional players to deploy fully branded, market-ready microdrama platforms within 30 days.

As vertical short-form storytelling cements its position as one of the most commercially viable mobile-first formats, demand is growing far beyond the established powerhouses of the US and China. Yet many regional markets lack the infrastructure, content depth and operational playbook to launch credible, scalable platforms. The new COL-BeLive offering is designed to address precisely that gap.

Under the model, partners gain access to a complete microdrama ecosystem, including a vertical episodic playback engine optimised for series-based consumption, built-in gamification and reward systems to drive retention, advertising and hybrid subscription monetisation frameworks, multi-language AI subtitling, and optional commerce integration. Combined with COL’s continuously refreshed catalogue of premium microdrama titles and monthly top-performing releases, the platform deploys ready-to-use from day one, significantly lowering entry barriers for telcos, OTT services, super apps, broadcasters and digital publishers.

“This is a powerful combination of technology and content at exactly the right time,” said Timothy Oh, General Manager of COL Group International. “Microdrama has already proven its engagement and monetisation strength in the US and China. By packaging enterprise-grade SaaS with the world’s largest microdrama catalogue as one integrated solution, we’re removing operational complexity for our partners. They can focus on brand positioning and go-to-market execution, while we handle the content curation, platform optimisation and infrastructure behind the scenes.”

Latif Sim, Executive Director of BeLive Holdings, said the collaboration signals a broader ambition to accelerate the new Story Economy. “This partnership with COL Group is more than about launching a product. It’s about launching a new model for the Story Economy. Together, we are turning microdrama from platform-dependent content into owned, scalable infrastructure.”

The partnership and solution will take centre stage at FILMART 2026, where COL and BeLive will exhibit at Booth 1B-A17 at the Hong Kong Convention & Exhibition Centre from 17–20 March. The companies will also host a featured masterclass on 18 March at 3.40pm in Room N106–N108 titled “How to Launch a Successful Microdrama Platform in 30 Days.” Led by Timothy Oh and BeLive’s Executive Director, the session will present the latest global market data, a practical 30-day launch blueprint, monetisation frameworks, and strategic considerations for scaling microdrama platforms in emerging regions. Attendees who pre-register will receive the full masterclass presentation and accompanying industry report.

As the microdrama sector continues to move from experimental to institutional, the “Microdrama in a Box” model is expected to become one of the standout commercial talking points of FILMART 2026, offering the industry a clear pathway from concept to platform in under a month.

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COL x BELIVE MEDIA

COL Group is a publicly listed Chinese media and entertainment powerhouse with more than two decades of experience in content development, production, and IP management. As the first company to pioneer and launch the microdrama format in China, COL helped define a new category of short form storytelling before successfully bringing the model to the United States through the incubation of ReelShort, and subsequently launching FlareFlow to further scale its global ecosystem.

Combining creative excellence with industrial scale production capabilities and a rapidly expanding international distribution network, COL has built one of the most comprehensive microdrama catalogues in the world. From IP creation to platform incubation and cross border monetisation, the company continues to redefine how vertical stories are produced, localised, distributed and commercialised, driving the next phase of growth for the global microdrama industry.

BeLive Holdings is a NASDAQ listed technology company specialising in scalable digital and video infrastructure. The company develops and deploys solutions spanning live and video commerce, AI driven video technologies, gamified rewards ecosystems, and data intelligence platforms. These systems are designed to help brands convert audience attention into measurable revenue, stronger customer retention, and long term loyalty.

For Press Enquiries:

Samantha Teng

Assistant PR & Marketing Manager

COL Group International

samanthateng@col.com